Exhibit 3.1

AMENDMENT TO THE

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

GRAF GLOBAL CORP.

RESOLVED, as a special resolution, that Article 49.7 of the Amended and Restated Articles of Association of the Company be deleted in its entirety and replaced as follows:

“49.7 In the event that the Company does not consummate a Business Combination by 27 September 2026 (or if the Company has executed a definitive agreement for an initial business combination by 27 September 2026 but has not consummated an initial business combination by such date, such later date as may be determined by the Directors, in their sole discretion, provided that the Directors may only extend such date up to three times, each by one additional month, and in no event later than 27 December 2026) (the “Deadline Date”), or by such earlier date as the Directors may determine (in their sole discretion), or such later time as the Members may approve in accordance with the Articles, the Company shall as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any), subject to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.”